

January 28, 2013

<u>Via E-mail</u>

Charles J. Scimeca
Chief Executive Officer
Technology Applications International Corporation
18851 N.E. 29th Avenue, Suite 700
Adventura, FL 33180

> **Re: Technology Applications International Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 17, 2013**
> **File No. 333-183683**

Dear Mr. Scimeca:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Executive Compensation and Corporate Governance, page 43</u>

1. Please update the disclosure to reflect compensation for the year ended December 31, 2012, which is your most recently completed fiscal year. Please note that you must also continue to disclose the compensation for the year ended December 31, 2011 in your summary compensation table. Refer to Item 402 of Regulation S-K.

<u>Exhibits</u>

2. Please file all instruments defining the rights of holders of each of the securities being registered. <u>See</u> Item 601(b)(4) of Regulation S-K.

<u>Exhibit 5.1</u>

3. Please have counsel revise the opinion to opine whether the S-1 warrants are binding obligations under the law of the jurisdiction governing the warrant agreement. <u>See</u> Section II.B.1.f. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

<u>Exhibit 23.1</u>

4. Please file a currently dated consent of your independent registered public accounting firm.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865, or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me, at 202-551-3675 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew Coldicutt, Esq. (*via E-mail*)
        Law Office of Andrew Coldicutt